Exhibit 12 TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES For the Six Months ended June 30, 2003 (Dollars in Thousands)

EARNINGS:
Income before income taxes and minority interest	$49,879
Add (Deduct):
Earnings on Equity Method Investments	(26,267)
Distributions from Minority Subsidiaries	17,884
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(5,300)

36,196
Add fixed charges:
Consolidated interest expense	99,758
Interest Portion (1/3) of Consolidated Rent Expense	13,731

$149,685

FIXED CHARGES:
Consolidated interest expense	$99,758
Interest Portion (1/3) of Consolidated Rent Expense	13,731

$113,489

RATIO OF EARNINGS TO FIXED CHARGES	1.32

Tax-Effected Preferred Dividends	$364
Fixed Charges	113,489

Fixed Charges and Preferred Dividends	$113,853

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.31